PRESS RELEASE

NEW AFTON MINE PERMIT APPROVED

November 1 2007, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that its application to develop the New Afton Copper-Gold Project into one of  Canada’s largest underground metal mines, has been approved.  The project is located near Kamloops, British Columbia (“B.C.”).

The Company received the signed mine permit yesterday from Mr. Douglas Sweeney, P.Geo., M.Sc., Chief Inspector of Mines, Ministry of Energy Mines and Petroleum Resources, Province of B.C.  This permit was issued under the Mines Act (B.C.) and approves the construction, operation and reclamation of the New Afton Mine.

In making this announcement, Chris Bradbrook, President and CEO, stated: “This is one of the most significant milestones in the evolution of the Company and our New Afton Project.  With the permit approved we can now accelerate the program of underground development already underway, and commence surface construction.  I would like to thank all of our employees and consultants who worked so hard to make this possible.  In addition I am appreciative of the co-operation from the Ministry of Energy Mines and Petroleum Resources of the Province of B.C., and for the support of, and communication with, the communities in and around Kamloops.  We can now devote our attention to turning the project into a new underground mine as expeditiously as possible.”

The initial mine permit application was filed in January, 2007, and the approval granted only after an extensive review process administered through the multi-agency South-Central Mine Development Review Committee, which coordinated the permitting requirements of its member agencies.  Presentations were also made to the various communities in the Kamloops area.  Any additional permits which are required as project construction moves forward will be applied for as necessary.

New Gold currently has approximately CDN$393 million in cash and short term investments, (which includes its previously announced – 16/8/07 – holdings in Asset Backed Commercial Paper).  The Company has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 – 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.